Mail Stop 6010
      January 11, 2006

By U.S. Mail and Facsimile to (781) 356-5799

Mr. Ronald J. Ryan
Vice President and Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

		RE: 	Haemonetics Corporation
			Form 10-K for fiscal year ended April 2, 2005 Form 10-Q for the quarter ended October 1, 2005
      File No.  001-10730

Dear Mr. Ryan,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended April 2, 2005

Note 2 - Summary of Significant Accounting Policies, page 40

Foreign Currency, page 44

1. We note your disclosure "In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, the Company would reclassify the effective portion of any gain
or loss on the related cash flow hedge from other comprehensive income to retained earnings at that time." Please tell us why it is appropriate to record hedging gains and losses in retained
earnings
in situations where the forecasted transaction does not occur or is
no longer probable, citing any authoritative literature upon which
you are relying.    For reference also see paragraph 4(q) of SFAS
138.

Item 9A - Controls and Procedures, page 64

2. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by
Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Form 10-Q for the quarter ended October 1, 2005

Note 16 - Subsequent Event, page 17

3. We see that you received $30.8 million from Baxter in full settlement of a legal dispute. We further see that you plan to record $26.3 million as non-operating other income. Please describe the nature and significant components of the $26.3 million gain and tell us why the classification as non-operating income is appropriate. Revise your planned presentation of this item as necessary based on our comment.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Reviewing Accountant



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Mr. Ronald J. Ryan
Haemonetics Corporation
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